Exhibit B

REVISED TABLES IN 2008 FORM 20-F

The following tables supersede the corresponding tables on Item 3A. Selected Financial Data of the 2008 Form 20-F:

	As of and for the year ended December 31,
	2008		2007(1)		2006(1)		2005(1)		2004(1)
	(in thousands except per share, per ADS and operating data)(3)
Consolidated income statement data:
Brazilian GAAP:
Gross operating revenue	R$	1,805,468	R$	1,251,894	$	R 681,791	R$	480,774	R$	439,254
Net operating revenue		1,740,404		1,204,287		648,158		457,024		416,876
Operating costs		(1,214,401)		(867,996)		(464,766)		(318,211)		(292,391)
Gross profit		526,003		336,291		183,392		138,813		124,485
Operating expenses, net(3)		(357,798)		(236,861)		(118,914)		(79,355)		(59,688)
Financial income (expenses), net		41,846		28,628		(11,943)		(31,162)		(34,325)
Non-operating income (expenses), net		—		—		—		(1,024)		(1,450)
Income before taxes on income, and minority interest		210,051		128,058		52,535		27,272		29,022
Taxes on income		(43,397)		(30,372)		(8,525)		3,405		(5,575)
Minority interest		(56,733)		(6,046)		—		—		—
Net income		109,921		91,640		44,010		30,677		23,447
Share and ADS data(2):
Earnings per share—R$ per share		0.8458		0.7079		0.4258		1.2457		1.2188
Number of preferred shares outstanding as at end of period		—		—		—		16,222,209		11,037,742
Number of common shares outstanding as at end of period		129,962,546		129,452,121		103,369,950		8,404,185		8,199,743
Earnings per ADS—R$ per ADS (pro forma)(4)		1.6916		1.4158		0.8516		2.4914		2.4376
U.S. GAAP:
Net operating revenue		1,692,706		1,090,632		674,740		439,011		442,913
Operating costs		(1,198,256)		(865,756)		(503,172)		(329,775)		(339,653)
Gross profit		494,450		224,876		171,568		109,236		103,260
Operating expenses, net		(142,771)		(190,430)		(139,188)		(77,305)		(52,770)
Financial income (expenses), net		40,198		27,243		4,022		(17,684)		(31,645)
Income before income taxes, equity in results and noncontrolling interests		391,877		61,689		36,402		14,247		18,845
Taxes on income		(70,576)		(1,988)		(11,187)		(1,886)		(3,530)
Equity in results		26,257		8,499		894		22,593		11,674
Cumulative effect of a change in accounting principles:		—		—		(157)		—		—
Net income		347,558		68,200		25,952		34,954		26,989
Less: Net income attributable to the noncontrolling interests		(47,900)		(4,738)		(1,125)		(571)		252
Net income attributable to Gafisa(5)		299,658		63,462		24,827		34,383		27,241

Per share and ADS data(2):
Per preferred share data—R$ per share:
Earnings per share—Basic		—		—		0.1518		0.6056		0.4910
Earnings per share—Diluted		—		—		0.1498		0.6023		0.4910
Weighted average number of shares outstanding – in thousands		—		—		1,701		42,803		33,113
Dividends declared and interest on shareholders’ equity		—		—		—		—		—
Per common share data—R$ per share:
Earnings per share—Basic		2.3109		0.5036		0.2487		0.3469		0.4464
Earnings per share—Diluted		2.3024		0.5013		0.2458		0.3453		0.4464
Weighted average number of shares outstanding – in thousands		129,671		126,032		98,796		24,394		24,599
Dividends declared and interest on shareholders’ equity		26,104		26,981		10,938		—		—
Per ADS data—R$ per ADS(4):
Earnings per ADS—Basic (pro forma)(4)		4.6218		1.0072		0.4974		0.6938		0.8928
Earnings per ADS—Diluted (pro forma)(4)		4.6048		1.0026		0.4916		0.6907		0.8928
Weighted average number of ADSs outstanding – in thousands		64,836		63,016		48,398		12,197		12,300
Dividends declared and interest on shareholders’ equity		26,104		26,981		10,938		—		—

Consolidated Balance sheet data:
Brazilian GAAP:
Cash, cash equivalents and marketable securities	R$	605,502	R$	517,420	R$	266,159	R$	133,891	R$	45,888
Properties for sale		2,028,976		1,022,279		486,397		304,329		237,113
Working capital(6)		2,448,305		1,315,406		926,866		464,589		205,972
Total assets		5,538,858		3,004,785		1,558,590		944,619		748,508
Total debt(7)		1,552,121		695,380		295,445		316,933		151,537
Total shareholders’ equity		1,612,419		1,498,728		807,433		270,188		146,469

U.S. GAAP:
Cash and cash equivalents		510,504		512,185		260,919		136,153		42,803
Properties for sale		2,208,124		1,140,280		483,411		376,613		214,744
Working capital(6)		2,510,382		1,295,176		788,351		473,794		195,392
Total assets		5,179,403		2,889,040		1,633,886		901,387		601,220
Total debt(7)		1,525,138		686,524		289,416		294,149		141,476
Total Gafisa shareholders’equity		1,723,095		1,441,870		795,251		290,604		160,812
Noncontrolling interests		451,342		39,576		1,050		197		(98)
Total shareholders’ equity		2,174,437		1,481,446		796,301		209,801		160,714

Consolidated Cash flow provided by (used in):
Brazilian GAAP
Operating activities		(812,512)		(451,929)		(271,188)		(112,947)		23,616
Investing activities		(78,300)		(149,290)		(25,609)		(5,576)		(1,509)
Financing activities		911,817		842,629		429,065		206,526		10,601

Operating data:
Number of new developments		64		53		30		21		11
Potential sales value(11)		2,763,043		2,235,928		1,005,069		651,815		206,992
Number of units launched(8)		10,963		10,315		3,052		2,363		1,132
Launched usable area (m2)(9) (10)		1,838,000		1,927,821		407,483		502,520		233,393
Sold usable area (m2)(9) (10)		1,339,729		2,364,173		357,723		372,450		131,275
Units sold		11,803		6,120		3,049		1,795		1,192

(1)
We restated our Brazilian GAAP financial statements as of and for the years ended December 31, 2007 and 2006 when we adopted, beginning January 1, 2006, the changes introduced by Law 11,638/07 and the new accounting standards  issued by the CPC in 2008.  Brazilian GAAP encourages companies to make such restatements from the date the accounting changes were introduced in order to provide comparative information within the financial statements.  See note 2(a) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements.  However, selected financial information presented as of and for the years ended December 31, 2005 and 2004 has not been represented on the basis of the new accounting policies introduced in 2008, as the cost and time required to prepare such information would be prohibitive.  As a result, such information is not comparative to the financial information reported herein as of and for the years ended December 31, 2008, 2007 and 2006.

(2)
On January 26, 2006, all our preferred shares were converted into common shares. On January 27, 2006, a stock split of our common shares was approved, giving effect to the split of one existing share into three newly issued shares, increasing the number of shares from 27,774,775 to 83,324,316. All information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the share split on January 27, 2006. All U.S. GAAP earnings per share and ADS amounts have been adjusted retroactively to reflect the share split on January 27, 2006. Brazilian GAAP earnings per share and ADS amounts have not been adjusted retrospectively to reflect the share split on January 27, 2006.

(3)	Excludes stock issuance expenses.

(4)	Earnings per ADS is calculated based on each ADS representing two common shares.

(5)	The following table sets forth reconciliation from U.S. GAAP net income to U.S. GAAP net income available to common shareholders:

	As of and for the year ended December 31,
	2008	2007	2006	2005	2004

Reconciliation from U.S. GAAP net income attributable to Gafisa to U.S. GAAP net income available to common shareholders (Basic):
U.S. GAAP net income (Basic)	299,658	63,462	24,827	34,383	27,241
Preferred Class G exchange*	—	—	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Basic earnings)	—	—	(258)	(16,334)	(16,260)
U.S. GAAP net income available to common shareholders (Basic earnings)	299,658	63,462	24,569	8,463	10,981
Reconciliation from U.S. GAAP net income attributable to Gafisa to U.S. GAAP net income available to common shareholders (Diluted):
U.S. GAAP net income	299,658	63,462	24,827	34,383	27,241
Preferred Class G exchange*	—	—	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Diluted earnings)	—	—	(259)	(16,373)	(16,260)
U.S. GAAP net income available to common shareholders (Diluted earnings)	299,658	63,462	24,568	8,424	10,981

*
Pursuant to EITF Topic D-42 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

(6)	Working capital equals current assets less current liabilities.

(7)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(8)	The units delivered in exchange for land pursuant to swap agreements are not included.

(9)	One square meter is equal to approximately 10.76 square feet.

(10)	Does not include data for FIT and Tenda.

(11)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.